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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9
                                ---------------

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                         HOLMES PROTECTION GROUP, INC.
                           (Name of Subject Company)

                         HOLMES PROTECTION GROUP, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   436419105

                     (CUSIP Number of Class of Securities)

                                GEORGE V. FLAGG
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         HOLMES PROTECTION GROUP, INC.
                                440 NINTH AVENUE
                            NEW YORK, NEW YORK 10001
                                 (212) 760-0630
          (Name, Address and Telephone Number of Person Authorized to
 Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                   COPIES TO:
                        CORNELIUS T. FINNEGAN, III, ESQ.
                            WILLKIE FARR & GALLAGHER
                              ONE CITICORP CENTER
                              153 EAST 53RD STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 821-8000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Holmes Protection Group, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 440 Ninth Avenue, New York, New York 10001. The title of the class of equity securities to which this Statement relates is the common stock, par value $.01 per share (the "Common Stock"), of the Company.

ITEM 2. TENDER OFFER OF PURCHASER.

    This Statement relates to the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1 dated January 6, 1998 (the "Schedule 14D-1") of T9 Acquisition Corp., a Delaware corporation ("Purchaser"), to purchase all of the outstanding shares ("Shares") of Common Stock at a price of $17.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 6, 1998 (the "Offer to Purchase") and the related Letter of Transmittal and any supplement thereto (which together constitute the "Offer"). The Offer is being made pursuant to an Agreement and Plan of Merger dated as of December 28, 1997 (the "Merger Agreement") among the Company, Tyco International Ltd., a Bermuda company ("Tyco"), and Purchaser, which is an indirect wholly owned subsidiary of Tyco.

    According to the Schedule 14D-1, the address of the principal executive office of Tyco is The Gibbons Building, 10 Queen Street, Hamilton HM11 Bermuda, and the address of the principal executive office of Purchaser is One Tyco Park, Exeter, New Hampshire 03833.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

    (b)(i) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the sections entitled "Compensation of Directors," "Security Ownership of Certain Beneficial Owners and Management," "Executive Compensation," "Certain Relationships and Related Transactions," "Employment Agreements" and "Compensation Committee Report to Stockholders" in the Company's Proxy Statement for its 1997 Annual Meeting of Stockholders held on May 22, 1997 (the "Proxy Statement"). A copy of the relevant sections of the Proxy Statement has been filed with the Securities and Exchange Commission (the "Commission" or the "SEC") as Exhibit 1 to this Statement and is incorporated herein by reference. Except as described herein (including in Schedule II hereto) or incorporated by reference herein, to the knowledge of the Company, as of the date hereof there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Tyco or Purchaser or the executive officers, directors or affiliates of Tyco or Purchaser.

    (ii) The Merger Agreement.

    The following is a summary of certain portions of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed with the Commission as Exhibit 2 to this Statement. Capitalized terms not otherwise defined below shall have the meanings set forth in the Merger Agreement.

    THE OFFER. The Merger Agreement provides that the Purchaser will commence the Offer and that, upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, the Purchaser will purchase all Shares validly tendered pursuant to the Offer. The Merger Agreement provides that, without the written consent of the Company, the Purchaser will not (i) decrease the Per Share Amount or

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change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought in the Offer, (iii) amend or waive satisfaction of the condition (the "Minimum Condition") that at least 51% of all shares of Common Stock outstanding, on a fully diluted basis, shall have been tendered and not withdrawn in the Offer or (iv) impose additional conditions to the Offer or amend any other term of the Offer in any manner adverse to the holders of Shares, except that if on the initially scheduled Expiration Date all conditions to the Offer shall not have been satisfied or waived, the Purchaser may, from time to time, in its sole discretion, extend the Expiration Date. The Merger Agreement provides that if, immediately prior to the Expiration Date, as it may be extended, the Shares tendered and not withdrawn pursuant to the Offer equal less than 90% of the outstanding Common Stock, the Purchaser may extend the Offer for a period not to exceed 10 business days.

    THE MERGER. The Merger Agreement provides that, following the consummation of the Offer and subject to the terms and conditions thereof, at the effective time of the Merger (the "Effective Time") the Purchaser shall be merged with and into the Company and, as a result of the Merger, the separate corporate existence of the Purchaser shall cease, and the Company shall continue as the surviving corporation (the "Surviving Corporation") and an indirect subsidiary of Tyco.

    The respective obligations of Tyco and the Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction at or prior to the Effective Time of each of the following conditions: (i) Tyco or the Purchaser or their affiliates shall have consummated the Offer, unless such failure to purchase is a result of a breach of Tyco's or the Purchaser's obligations under the Merger Agreement, (ii) the Merger, the Merger Agreement and the transactions contemplated thereby (the "Company Proposals") shall have been approved by the requisite vote of the stockholders, if required by applicable law, in order to consummate the Merger, (iii) no order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been enacted, entered, promulgated or enforced by any court or other governmental authority which prohibits or prevents the consummation of the Merger which has not been vacated, dismissed or withdrawn prior to the Effective Time, and (iv) all consents of any governmental authority required for the consummation of the Merger and the transactions contemplated by the Merger Agreement shall have been obtained other than those consents the failure to obtain which will not have a material adverse effect on the business, assets, condition (financial or other), liabilities or results of operations (a "Material Adverse Effect") of the Surviving Corporation and its subsidiaries taken as a whole.

    At the Effective Time of the Merger, (i) each issued and outstanding Share (other than Shares that are held by stockholders properly exercising dissenters' rights under Delaware law) shall be canceled and extinguished and be converted into the right to receive the highest per Share amount paid in the Offer (the "Per Share Amount") in cash payable to the holder thereof, without interest,
(ii) each Share held in the treasury of the Company and each Share owned by Tyco or any direct or indirect wholly owned subsidiary of Tyco immediately before the Effective Time shall be canceled and extinguished, and no payment or other consideration shall be made with respect thereto and (iii) the shares of Purchaser common stock outstanding immediately prior to the Merger shall be converted into 1,000 shares of the common stock of the Surviving Corporation which shares shall constitute all of the issued and outstanding capital stock of the Surviving Corporation and shall be owned by an indirect subsidiary of Tyco.

    THE COMPANY'S BOARD OF DIRECTORS. The Merger Agreement provides that promptly upon the purchase by Tyco of Shares pursuant to the Offer (and provided that the Minimum Condition has been satisfied), Tyco shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as will give Tyco, subject to compliance with
Section 14(f) of the Securities Exchange Act, representation on the Board of Directors of the Company equal to at least that number of directors which equals the product of the total number of directors on the Board of Directors of the Company (giving effect to the directors appointed or elected pursuant to this sentence and including current directors serving as officers of the Company) multiplied by the percentage that the aggregate number of Shares beneficially owned by Tyco or any affiliate of Tyco (including such Shares as

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are accepted for payment pursuant to the Offer, but excluding Shares held by the
Company) bears to the number of Shares outstanding. At such time, if requested by Tyco, the Company will also cause each committee of the Board of Directors of the Company to include persons designated by Tyco constituting the same percentage of each such committee as Tyco's designees are of the Board of Directors of the Company. The Company shall, upon request by Tyco, promptly increase the size of the Board of Directors of the Company or exercise reasonable best efforts to secure the resignations of such number of directors as is necessary to enable Tyco's designees to be elected to the Board of Directors of the Company in accordance with the terms of this section and to cause Tyco's designees so to be elected; PROVIDED, HOWEVER, that, in the event that Tyco's designees are appointed or elected to the Board of Directors of the Company, until the Effective Time the Board of Directors of the Company shall have at least two directors who are directors on the date of the Merger
Agreement and each of whom is neither an officer of the Company nor a designee, shareholder, affiliate or associate (within the meaning of the federal securities laws) of Tyco (such directors, the "Independent Directors"); PROVIDED FURTHER, that if no Independent Directors remain, the other directors shall designate one person to fill one of the vacancies who shall be neither an officer of the Company nor a designee, shareholder, affiliate or associate of Tyco, and such person shall be deemed to be an Independent Director for purposes of the Merger Agreement. Notwithstanding anything in the Merger Agreement to the contrary, prior to the Effective Time, the affirmative vote of a majority of the Independent Directors shall be required to (i) amend or terminate the Merger Agreement on behalf of the Company, (ii) exercise or waive any of the Company's rights or remedies thereunder, (iii) extend the time for performance of Tyco's obligations thereunder, (iv) take any other action by the Company in connection with the Merger Agreement required to be taken by the Board of Directors of the Company or (v) amend the Company's Certificate of Incorporation or the Company's Bylaws, each as in effect on December 28, 1997.

    STOCKHOLDERS' MEETING. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger, duly call, give notice of, convene and hold a special meeting of its stockholders as promptly as practicable following the consummation of the Offer for the purpose of voting upon the Company Proposals. The Merger Agreement provides that the Company will, if required by applicable law in order to consummate the Merger, prepare and file with the Commission and, when cleared by the Commission, will mail to stockholders, a proxy statement in connection with a meeting of the Company's stockholders to vote upon the Company Proposals, or an information statement, as appropriate, satisfying all requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

    If Purchaser acquires at least a majority of the outstanding shares of Common Stock, it will have sufficient voting power to approve the Merger, even if no other stockholder votes in favor of the Merger.

    The Merger Agreement provides that in the event that Tyco or the Purchaser acquires at least 90% of outstanding shares of Common Stock, pursuant to the Offer or otherwise, Tyco, the Purchaser and the Company will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of stockholders of the Company, in accordance with Delaware law.

    OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES. The Merger Agreement provides that each of the Company and Tyco shall take all reasonable actions necessary to provide that all then outstanding options to purchase Shares, whether or not then exercisable or vested (i) under the Company's 1996 Stock Incentive Plan and
(ii) if and to the extent required by the terms of the Company Option Plans (as hereinafter defined) other than the Company's 1996 Stock Incentive Plan, under such other Company Option Plans, shall become fully exercisable and vested upon the consummation of the Offer. Holders of options under the Company Option Plans ("Company Options") that become fully exercisable and vested upon the consummation of the Offer in accordance with the provisions of the preceding sentence will have a period of sixty days following the consummation of the Offer to surrender their options to the Company in exchange for cash equal to the excess of (A) the aggregate value of the Shares underlying the options,

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based on the Per Share Amount, over (B) the aggregate exercise price for the
Shares underlying the options. Each of the Company and Tyco shall take all reasonable actions necessary to provide that, upon consummation of the Merger, all then outstanding Company Options, whether or not then exercisable or vested if and to the extent so provided in the applicable Company Option Plan, shall be converted into the right to receive, at the election of the holder, either (1) in cash, the aggregate value of the Shares underlying the options, based on the Per Share Amount, less the aggregate exercise price for the Shares underlying the options, or (2) options, exercisable on the same terms and conditions as the surrendered options (except that the option received in exchange shall be immediately exercisable) to acquire that number of common shares, par value $.20, of Tyco ("Tyco Shares") determined by multiplying, in the case of each option, (a) the number of Shares for which the surrendered option was exercisable immediately prior to the Effective Time by (b) a fraction, the numerator of which is the Per Share Amount and the denominator of which is the closing price per Tyco Share on the New York Stock Exchange on the trading day immediately preceding the Closing Date. The exercise price per Tyco Share for each new option issued pursuant to the foregoing clause (2) shall be an amount equal to the aggregate exercise price for the Shares underlying the surrendered option divided by the number of Tyco Shares for which such new option is exercisable. "Company Option Plans" shall mean the Company's Amended and Restated Senior Executives' Option Plan, the Company's 1992 Directors' Option Plan and the Company's 1996 Stock Incentive Plan.

    The Merger Agreement provides that each of the Company and Tyco shall take all reasonable actions necessary so that the warrants expiring August 30, 2002 (except as otherwise provided therein) to purchase 166,666 shares of Company Stock at a price of $9.75 per Share, subject to adjustment (the "Bank Warrants"), shall be exercisable, from and after the Effective Time, for an amount of cash equal in the aggregate to the Per Share Amount multiplied by the number of Shares for which such warrants were exercisable immediately prior to the Effective Time. Each of the Company and Tyco shall take all reasonable actions necessary so that the warrants expiring August 13, 2002 to purchase 203,033 shares of Company Stock at a price of $10.16 per Share, subject to adjustment, and the warrants expiring August 1 2004 to purchase 685,714 shares of Company Stock at a price of $4.58 per Share, subject to adjustment (collectively, the "Other Warrants" and, with the Bank Warrants, the "Company Warrants"), shall be exercisable, from and after the Effective Time, at the election of the holder as provided in the applicable Other Warrant, for either
(i) an amount of cash equal in the aggregate to the Per Share Amount multiplied by the number of Shares for which such warrants were exercisable immediately prior to the Effective Time or (ii) a number of Tyco Shares equal to the product of (A) the number of Shares for which such warrants were exercisable immediately prior to the Effective Time and (B) a fraction, the numerator of which is the Per Share Amount and the denominator of which is the Current Market Price (as defined in the applicable Other Warrant) of the Tyco Shares on the trading day immediately preceding the Closing Date. The exercise price per Tyco Share under each Other Warrant, as adjusted pursuant to the foregoing clause (ii), shall be an amount equal to the aggregate exercise price for the Shares for which such warrant was exercisable prior to such adjustment divided by the number of Tyco Shares for which such warrant is exercisable as a result of such adjustment. Notwithstanding the forgoing provisions, any holder exercising Company Warrants for cash in accordance with the provisions of this paragraph shall not be required to pay the exercise price thereof and instead may receive in the aggregate upon exercise the difference between (A) the Per Share Amount multiplied by the number of Shares for which such warrants were exercisable immediately prior to the Effective Time and (B) the aggregate exercise price for the Shares underlying such warrants.

    The Merger Agreement provides that each of the Company and Tyco shall take all reasonable actions necessary so that the Company's Subordinated Convertible Debentures convertible into 24,810 shares of Company Stock, subject to adjustment (the "Company Debentures"), shall be convertible, from and after the Effective Time, into an amount of cash equal to the product of the number of Shares into which such Company Debentures were convertible immediately prior to the Effective Time multiplied by the Per Share Amount.

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    INTERIM OPERATIONS; COVENANTS.  Pursuant to the Merger Agreement, the
Company has agreed that, except as expressly contemplated or provided by the Merger Agreement or in the Company Disclosure Letter delivered by the Company to Tyco and the Purchaser in connection with the Merger Agreement or agreed to in writing by Tyco, after the date of execution of the Merger Agreement, and prior to the Effective Time, (i) the Company shall conduct, and it shall cause the Company Subsidiaries to conduct, its or their businesses in the ordinary course and consistent with past practice, and the Company shall, and it shall cause the Company Subsidiaries to, use its or their reasonable best efforts to preserve substantially intact its business organization, to keep available the services of its present officers and employees and to preserve the present commercial relationships of the Company and the Company Subsidiaries with persons with whom the Company or the Company Subsidiaries do significant business and (ii) without limiting the generality of the foregoing, neither the Company nor any of the Company Subsidiaries will:

    (A) amend or propose to amend its Certificate of Incorporation or Bylaws in any material respect;

    (B) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any shares of, or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any shares of, the capital stock or other securities of the Company or any of the Company Subsidiaries, including, but not limited to, any securities convertible into or exchangeable for shares of stock of any class of the Company or any of the Company Subsidiaries, except for (a) the issuance of shares pursuant to the exercise of Company Options outstanding on the date of the Merger Agreement in accordance with their present terms, (b) the issuance of shares upon the exercise of Company Warrants, or conversion of the Company Debentures, outstanding on the date of the Merger Agreement in accordance with their present terms and (c) the issuance of not more than an aggregate of 15,000 shares of Company Stock to the sellers under the agreements pursuant to which the Company acquired certain businesses to the extent required pursuant to the terms of such agreements;

    (C) split, combine or reclassify any shares of its capital stock or declare, pay or set aside any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, other than dividends or distributions to the Company or a subsidiary of the Company, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any shares of its capital stock or other securities;

    (D) create, incur or assume any indebtedness for borrowed money or issue any debt securities, except pursuant to the Company's bank credit agreement, or make any loans (except as provided in paragraph (E) (b) below);

    (E) other than in the ordinary course of business consistent with past practice, (a) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, indirectly, contingently or otherwise) for the obligations of any person (other than the Company or a Company Subsidiary); (b) make any capital expenditures (it being understood that the acquisition of the stock or substantially all the assets of any other person shall not be deemed a "capital expenditures" for these purposes) or make any advances or capital contributions to, or investments in, any other person (other than to a Company Subsidiary); (c) voluntarily incur any material liability or obligation (absolute, accrued, contingent or otherwise); or (d) sell, transfer, mortgage, pledge or otherwise dispose of, or encumber, or agree to sell, transfer, mortgage, pledge or otherwise dispose of or encumber, any assets or properties, real, personal or mixed, material to the Company and the Company Subsidiaries taken as a whole other than to secure debt permitted under paragraph (D);

    (F) increase in any manner the compensation of any of its officers or employees (other than, except with respect to employees who are executive officers or directors, in the ordinary course of business consistent with past practice) or enter into, establish, amend or terminate any employment, consulting, retention, change in control, collective bargaining, bonus or other incentive compensation, profit sharing, health or other welfare, stock option or other equity, pension, retirement, vacation, severance, deferred compensation or other compensation or benefit plan, policy, agreement, trust, fund or arrangement with,

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for or in respect of, any stockholder, officer, director, employee, consultant or affiliate other than, in any such case referred to above, as may be required by Law or as required pursuant to the terms of agreements in effect on the date of the Merger Agreement and other than arrangements with new employees (other than employees who will be officers of the Company) hired in the ordinary course of business consistent with past practice and providing for compensation (other than equity-based compensation) and other benefits consistent with those provided for similarly situated employees of the Company as of the date hereof;

    (G) alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any subsidiary or the Company;

    (H) except as may be required as a result of a change in law or as required by the SEC, change any of the accounting principles or practices used by it;

    (I) make any material tax election or settle or compromise any material income tax liability;

    (J) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in, or contemplated by, the financial statements (or the notes thereto) of the Company or incurred in the ordinary course of business consistent with past practice;

    (K) except to the extent necessary for the exercise of its fiduciary duties by the Board of Directors of the Company as set forth in, and consistent with the provisions of the Merger Agreement described below under "NO SOLICITATION," waive, amend or allow to lapse any term or condition of any confidentiality or "standstill" agreement to which the Company or any subsidiary is a party; or

    (L) take, or agree in writing or otherwise to take, any of the foregoing actions or any action which would make any of the representations or warranties of the Company contained in the Merger Agreement untrue or incorrect in any material respect at or prior to the Effective Time.

    NO SOLICITATION. The Merger Agreement provides that the Company shall, and shall cause its officers, directors, employees, representatives and agents to, immediately cease any discussions or negotiations with any parties that may be ongoing with respect to a Company Takeover Proposal (as hereinafter defined). The Company shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed or reasonably likely to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Company Takeover Proposal or (ii) participate in any discussions or negotiations regarding any Company Takeover Proposal; PROVIDED, HOWEVER, that if, at any time prior to the Effective Time, the Board of Directors of the Company determines in good faith, with the advice of outside counsel, that the failure to do so could reasonably be determined to be a breach of its fiduciary duties to the Company's stockholders under applicable law, the Company may (and may authorize or permit any of the other persons referred to above in this paragraph to), in response to a Company Takeover Proposal, and subject to compliance with the second succeeding paragraph), (x) furnish information with respect to the Company or its subsidiaries to any person pursuant to a confidentiality agreement similar in form to that between an affiliate of Tyco and the Company and (y) participate in discussions or negotiations regarding such Company Takeover Proposal. "Company Takeover Proposal" means any inquiry, proposal or offer, in each case not solicited in violation of the Merger Agreement, from any person or persons relating to any direct or indirect acquisition or purchase of a substantial amount of the assets of the Company and its subsidiaries or 10% or more of any class of equity securities of the Company or any Company Subsidiary, any tender offer or exchange offer that if consummated would result in any person or group of related persons beneficially owning 10% or more of any class of equity securities of the Company or any Company

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Subsidiary or any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any Company Subsidiary, other than the transactions contemplated by the Merger Agreement.

    Except as set forth in this section, neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw or modify, or indicate publicly its intention to withdraw or modify, in a manner adverse to Tyco, the approval or recommendation by such Board of Directors or such committee of the Offer or the Company Proposals, (ii) approve or recommend, or indicate publicly its intention to approve or recommend, any Company Takeover Proposal or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, a "Company Acquisition Agreement") related to any Company Takeover Proposal. Notwithstanding the foregoing, in the event that prior to the Effective Time the Board of Directors of the Company determines in good faith, with the advice of outside counsel, that the failure to do so could reasonably be determined to be a breach of its fiduciary duties to the Company's stockholders under applicable law, the Board of Directors of the Company may (subject to this and the following sentences)
(x) withdraw or modify its approval or recommendation of the Offer or the Company Proposals or (y) approve or recommend a Company Superior Proposal (as hereinafter defined) or terminate the Merger Agreement (and concurrently with or after such termination, if it so chooses, cause the Company to enter into any Company Acquisition Agreement with respect to any Company Superior Proposal), but in each of the cases set forth in this clause (y), only at a time that is after the third business day following Tyco's receipt of written notice advising Tyco that the Board of Directors of the Company has received a Company Superior Proposal and, in the case of any previously received Company Superior Proposal that has been materially modified or amended, such modification or amendment and specifying the material terms and conditions of such Company Superior Proposal, modification or amendment (PROVIDED that such material terms shall not be deemed to include the identity of the person or persons making such Company Superior Proposal). A "Company Superior Proposal" means any bona fide proposal, not solicited in violation of the Merger Agreement, made by a third party or third parties to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the Shares then outstanding or all or substantially all the assets of the Company and otherwise on terms which the Board of Directors of the Company determines in its good faith judgment (based on the advice of its advisors) to be more favorable to the Company's stockholders than the Offer and the Merger (taking into account all factors relating to such proposed transaction deemed relevant by the Board of Directors of the Company, including, without limitation, the financing thereof, the proposed timing thereof and all other conditions thereto).

    In addition to the obligations of the Company set forth in the two preceding paragraphs, the Company shall promptly advise Tyco orally and in writing of any request for information, or for access to information, or of any Company Takeover Proposal and the material terms and conditions of such request or Company Takeover Proposal or any amendment or modification thereto (PROVIDED that such material terms shall not be deemed to include the identity of the person or persons making such request or Company Takeover Proposal).

    Nothing in the foregoing provisions shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company's stockholders if, in the good faith judgment of the Board of Directors of the Company, with the advice of outside counsel, failure so to disclose could be determined to be a breach of its fiduciary duties to the Company's stockholders under applicable law; PROVIDED, HOWEVER, that neither the Company nor its Board of Directors nor any committee thereof shall, except as permitted by the second preceding paragraph, withdraw or modify, or indicate publicly its intention to withdraw or modify, its position with respect to the Offer or the Company Proposals or approve or recommend, or indicate publicly its intention to approve or recommend, a Company Takeover Proposal.

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    INDEMNIFICATION AND INSURANCE.  From and after the Effective Time, the
Surviving Corporation shall indemnify and hold harmless all past and present officers and directors (the "Indemnified Parties") of the Company and of its subsidiaries to the full extent such persons may be indemnified by the Company pursuant to Delaware law, the Company's Certificate of Incorporation and Bylaws, as each is in effect on the date of the Merger Agreement, for acts and omissions
(x) arising out of or pertaining to the transactions contemplated by the Merger Agreement or arising out of the Offer Documents or (y) otherwise with respect to any acts or omissions occurring or arising at or prior to the Effective Time and shall advance reasonable litigation expenses incurred by such persons in connection with defending any action arising out of such acts or omissions, PROVIDED that such persons provide the requisite affirmations and undertaking, as set forth in applicable provisions of the Delaware Code.

    In addition, Tyco will provide, or cause the Surviving Corporation to provide, for a period of not less than six years after the Effective Time, the Company's current directors and officers an insurance and indemnification policy that provides coverage for events occurring or arising at or prior to the Effecting Time (the "D&O Insurance") that is no less favorable than the existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; PROVIDED, HOWEVER, that Tyco and the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the annual premium currently paid by the Company for such insurance, but in such case shall purchase as much such coverage as possible for such amount.

    The Merger Agreement provides that the foregoing provisions are intended to benefit the Indemnified Parties and shall be binding on all successors and assigns of Tyco, Purchaser, the Company and the Surviving Corporation. In the Merger Agreement, Tyco has agreed to guarantee the performance by the Surviving Corporation of the indemnified obligations set forth therein, which guaranty is absolute and unconditional and shall not be affected by any circumstance whatsoever, including the bankruptcy or insolvency of the Surviving Corporation or any other person. The Indemnified Parties shall be intended third-party beneficiaries of the foregoing provisions on indemnification and insurance.

    REPRESENTATIONS AND WARRANTIES. Pursuant to the Merger Agreement, the Company has made customary representations and warranties to Tyco and the Purchaser with respect to, among other things, its organization, capitalization, authority relative to the Merger, financial statements, public filings, conduct of business, employee benefit plans, intellectual property, employment matters, compliance with laws, tax matters, litigation, environmental matters, material contracts, brokers' fees, real property, insurance, undisclosed liabilities, information in the Proxy Statement and the absence of any Material Adverse Effect on the Company since December 31, 1996, except as disclosed.

    TERMINATION; FEES. The Merger Agreement provides that it may be terminated at any time prior to the Effective Time, whether before or after approval of the stockholders of the Company described therein:

        (a) by mutual written consent of Tyco and the Company;

        (b) by either Tyco or the Company if any governmental authority shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the transactions contemplated by the Merger Agreement and such order, decree or ruling or other action shall have become final and nonappealable;

        (c) by Tyco if

           (i) the Company shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in the Merger Agreement, which breach or failure to perform is incapable of being cured or has not been cured within five days after the giving of written notice thereof to the Company (but not later than the expiration of the 20 business day period for which the Offer will be initially open);

        (ii) any representation or warranty of the Company shall not have been true and correct in all material respects when made;

        (iii) any representation or warranty of the Company shall cease to be true and correct in all material respects at any later date as if made on such date (other than representations and warranties made as of a specified date) other than as a result of a breach or failure to perform by the Company of any of its covenants or agreements under the Merger Agreement;

PROVIDED, that the right to terminate the Merger Agreement pursuant to the provisions described in this clause (c) shall not be available to Tyco if Purchaser or any other affiliate of Tyco shall acquire shares of Common Stock pursuant to the Offer;

       (d) by Tyco if (i) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to Tyco its approval or recommendation of the Offer or any of the Company Proposals or shall have approved or recommended any Company Takeover Proposal or (ii) the Board of Directors of the Company or any committee thereof shall have resolved to take any of the foregoing actions;

       (e) by either Tyco or the Company if the Offer shall have expired or been terminated without any Shares being purchased thereunder by Purchaser as a result of a failure of any of the conditions thereto set forth in the Merger Agreement;

       (f) by either the Company or Tyco if either (x) as the result of the failure of the Minimum Condition or any of the other conditions thereto set forth in the Merger Agreement, the Offer shall have terminated or expired in accordance with its terms without Purchaser having purchased any Shares pursuant to the Offer or (y) the Offer shall not have been consummated on or before March 31, 1998, PROVIDED that the right to terminate this Agreement pursuant to the provisions described in this clause (f) shall not be available to any party whose failure to perform any of its obligations under the Merger Agreement results in the failure of the Offer to be consummated by such time;

       (g) by the Company if Tyco or Purchaser shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform is incapable of being cured or has not been cured within 5 days after the giving of written notice thereof to Tyco; or

       (h) by the Company in accordance with the provisions of the Merger Agreement described above under "NO SOLICITATION"; PROVIDED that the right to terminate the Merger Agreement pursuant to the provisions described in this clause (h) shall not be available (x) if the Company has breached in any material respect its obligations under the provisions described above under "NO SOLICITATION", or (y) if the Company shall fail to pay when due the fees and expenses provided for in the Merger Agreement.

        The Company agrees that if the Merger Agreement is terminated pursuant to

        (i) the provisions described in clause (d) above;

        (ii) the provisions described in clause (h) above; or

       (iii) the provisions described in clause (f) above, and, with respect to this clause (iii), at the time of such termination any person, entity or group (as defined in Section 13(d)(3) of the Exchange Act) (other than Tyco or any of its affiliates or any person identified in the Company's Proxy Statement dated April 30, 1997 and who has executed a Stockholder Agreement with Tyco and Purchaser, PROVIDED that such person has not breached the terms of such Stockholder Agreement) shall have become the beneficial owner of more than 20% of the outstanding shares of Company Stock and such person, entity or group (or any affiliate of such person, entity or group) thereafter (x) shall make a Company Takeover Proposal and, in the case of a consensual transaction with the Company, shall substantially have negotiated the terms thereof, at any time on or prior to the date which is six months after such termination of the Merger Agreement, and (y) shall consummate such Company Takeover Proposal at any time on or prior to the date which is one year after termination of the Merger Agreement, in the case of a consensual transaction, or six months after termination of the Merger Agreement, in the case of a non-consensual transaction, in each case with a value per share of Company Stock of at least $17.00 (with appropriate adjustments for reclassifications of capital stock, stock dividends, stock splits, reverse stock splits and similar events);

then the Company shall pay to Tyco the sum of (a) $3.5 million, as promptly as practicable but in no event later than two business days following termination of the Merger Agreement pursuant to the provisions described in clause (d) or
(h) above, or, in the case of clause (iii) of this paragraph, upon consummation of such Company Takeover Proposal.

    The Company further agrees that if the Merger Agreement is terminated pursuant to the provisions described in clause (c)(i) above,

       (A) the Company will pay to Tyco, as promptly as practicable but in no event later than two business days following termination of the Merger Agreement, the amount of all documented and reasonable costs and expenses incurred by Tyco, Purchaser and their affiliates (including but not limited to fees and expenses of counsel and accountants and out-of-pocket expenses (but not fees) of financial advisors) in an aggregate amount not to exceed $350,000 in connection with the Merger Agreement or the transactions contemplated hereby ("Tyco Expenses"); and

        (B) in the event that the Company consummates a Company Takeover Proposal (whether or not solicited in violation of the Merger Agreement) within one year from the date of termination of the Merger Agreement, the sum of $3.5 million, less the amount of any payment made pursuant to the preceding clause (i), which payment shall be made not later than two business days following consummation of such Company Takeover Proposal.

    The Company further agrees that if the Merger Agreement is terminated pursuant to the provisions described in clause (c)(ii) above, the Company will pay to Tyco, as promptly as practicable but in no event later than two business days following termination of the Merger Agreement, the Tyco Expenses.

    GUARANTEE. Tyco has guaranteed the payment by Purchaser of the Per Share Amount and any other amounts payable by Purchaser pursuant to the Merger Agreement and has agreed to cause Purchaser to perform all of its other obligations under the Merger Agreement in accordance with its terms.

    (c) Stockholder Agreement.

    In connection with the execution and delivery of the Merger Agreement, HP Partners L.P. ("HP"), which, to the knowledge of the Company, owns 1,515,816 shares of Common Stock (as well as warrants to acquire 685,714 Shares), entered into a Stockholder Agreement with Tyco, Purchaser and the Company, pursuant to which HP has agreed to tender its shares of Common Stock in the Offer and has granted to Tyco a proxy, effective for as long as the Stockholder Agreement has not terminated, to vote such shares, at any meeting or other proceeding of stockholders of the Company, in opposition to any proposal by a third party involving a merger, sale of assets or similar transaction with the Company. The Stockholder Agreement will remain in effect for as long as the Merger Agreement has not been terminated in accordance with its terms.

    The foregoing is a summary of certain provisions of the Stockholder Agreement and is qualified in its entirety by reference to the Stockholder Agreement, a copy of which has been filed with the Commission as Exhibit 3 to this Statement.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (A) RECOMMENDATION OF BOARD OF DIRECTORS; BACKGROUND

    In early September 1997, George V. Flagg, President and Chief Executive Officer of the Company, contacted the Company's financial advisor, J.P. Morgan Securities Inc. ("J.P. Morgan"), to discuss potential strategic alternatives for the Company. At that time, Mr. Flagg requested that J.P. Morgan prepare a presentation for the Board of Directors of the Company outlining potential strategic alternatives for the Company.

    On September 25, 1997, representatives of J.P. Morgan made a presentation to the Board of Directors of the Company concerning possible strategic directions the Company could take relative to maximizing shareholder value, including, among others, the possible sale or merger of the Company. After representatives of J.P. Morgan were excused from the meeting, the Board of Directors unanimously voted to engage J.P. Morgan to explore a possible sale of the Company or other alternatives and to advise the Board of Directors in connection with such matters. On October 1, 1997, the Company entered into an agreement with J.P. Morgan pursuant to which J.P. Morgan was engaged to explore strategic alternatives for the Company.

    At the request of the Company, J.P. Morgan began contacting prospective purchasers in early October, based upon a list of parties developed by J.P. Morgan in consultation with the Company. On October 14, 1997, Tyco and J.P. Morgan, solely as the Company's representative, executed a confidentiality agreement.

    Beginning in early October, the Company and representatives of J.P. Morgan received a number of inquiries from third parties concerning the Company. A number of these parties executed confidentiality agreements and received descriptive memoranda regarding the Company. On November 3, 1997, in response to the initial contacts, J.P. Morgan received a letter from a party containing a non-binding indication of interest to purchase for cash the assets and assume certain liabilities of the Company for an equivalent per Share amount that was less than the $17.00 per Share amount to be paid in the Offer and the Merger. A representative of J.P. Morgan called a representative of the party to inform the party that because its offer reflected an inadequate value for the Company, the Company would not be able to engage in further discussions unless the party improved its proposal.

    On November 3, 1997, Tyco submitted a non-binding indication of interest to purchase all of the outstanding shares of Common Stock for between $17.50 and $19.50 per share for cash. Based on its preliminary indication of interest, Tyco was invited to attend a presentation by the Company's management and review data room contents on November 13 and November 14, 1997.

    On November 12, 1997, the Company reported a net loss of $1,517,000 ($0.24 per share) for the third quarter ended September 30, 1997, compared to a net loss of $712,000 ($0.15 per share) for the 1996 third quarter. (Such net loss amount for the quarter ended September 30, 1997 does not reflect the restatement of the Company's financial statements referred to below.) Concurrent with the earnings release, the Company announced that it was not in compliance with certain of the financial covenants of its bank credit agreement, but that the banks had waived such non-compliance for the periods prior to or ending on October 31, 1997. In addition, a public announcement was made by the Company that the Company had retained J.P. Morgan to help it explore strategic alternatives as part of its overall business review aimed at maximizing shareholder value, including the possible sale or merger of the Company.

    On November 21, 1997, Tyco submitted a written non-binding proposal for the acquisition of the Company at $19.625 per share in cash, subject to customary break-up fees, an exclusive period until November 26, at 6:00 p.m. EST and a lock-up of certain "inside" shareholders. After discussions among representatives of J.P. Morgan, the Company's Chairman, William P. Lyons, and its President and Chief Executive Officer, George V. Flagg, the Company determined to enter into negotiations with Tyco and Tyco was furnished with a draft agreement and plan of merger on November 21, 1997.

    In response to a pending registration statement filed by the Company with the SEC, the Company received a letter from the Staff of the Division of Corporation Finance of the SEC (the "SEC Staff") on November 24, 1997 requesting the Company to restate its financial statements with respect to the recognition of certain revenues realized in connection with the installation of security systems for customers, consistent with the method used by the Company prior to an accounting change adopted in 1995. The SEC Staff also requested that the Company depreciate its Company-owned equipment installed at its customers' premises over the life of the related security services contract, and not over an average estimated life, and write off the undepreciated capitalized costs of such equipment at the time any such contract is terminated.

    On November 26, 1997, the Board of Directors of the Company held a telephonic meeting to consider Tyco's proposal. All of the Company's directors participated in the meeting. At the meeting, the Board of Directors of the Company reviewed Tyco's proposal and a draft of the merger agreement with the Company's executive officers, outside legal counsel and representatives of J.P. Morgan. The Board of Directors of the Company heard presentations by its outside legal counsel with respect to the terms of the proposal and a draft of the merger agreement and by representatives of J.P. Morgan with respect to the financial terms of the proposal. The Board of Directors unanimously approved proceeding with negotiations for a transaction with Tyco. Later that same day Tyco informed J.P. Morgan that it was unable to proceed with its acquisition proposal until Tyco had had an opportunity to review the Company's October operating results and until the Company had resolved the comments of the SEC Staff. On December 1, 1997, representatives of Tyco met with management of the Company to discuss the letter from the SEC Staff and the Company's results of operations for October, which were below certain projections that had been furnished to Tyco. During the period through December 18, 1997, Tyco and the Company continued discussions concerning matters related to the acquisition proposal.

    Following receipt of the letter from the SEC Staff, the Company and its legal and financial advisors had discussions with the SEC Staff relating to the issues raised in the letter. On December 16, 1997, the Company filed a Form 8-K with the SEC stating that the Company did not expect to be in compliance with the financial covenants in its bank credit agreement for November and December 1997. The Company also stated that it did not have any remaining loan availability under the credit agreement and provided information with regard to certain contingencies.

    On or about December 17, 1997, the SEC Staff notified the Company that it would accept the Company's proposal relative to the restatement of the Company's financial statements with respect to the recognition of installation revenues and to commission a study regarding the Company's policy of utilizing an average 12-year life in its composite depreciation method for equipment installed at customers' premises. On December 18, 1997, representatives of J.P. Morgan called representatives of Tyco to convey this information. On December 19, 1997, representatives of the Company, its outside legal counsel and J.P. Morgan provided additional information to Tyco regarding the SEC matters.

    Following the Company's resolution of these matters with the SEC Staff, Tyco contacted J.P. Morgan on December 19, 1997 and indicated a willingness to acquire all of the outstanding shares of the Company for $16.00 per share in cash. After further discussions with J.P. Morgan and the Company, Tyco indicated a willingness to increase its offer to $17.00 per share in cash on December 23, 1997 and to reduce the amount of the proposed termination fee payable by the Company in the event that the Company should, in accordance with the provisions of the Merger Agreement, enter into a transaction with a third party that would offer the Company's stockholders greater value than the Offer and the Merger.

    On December 23, 1997, the Board of Directors of the Company held a telephonic meeting to discuss Tyco's revised proposal and the status of negotiations. All but one of the Board members participated in the meeting. At the meeting, the Board of Directors reviewed the proposal with the Company's executive officers and representatives of J.P. Morgan. While no formal action was taken, members of the Board indicated that they would support the proposal subject to substantial conclusion of negotiations for the Merger Agreement.

    On December 26, 1997, the Board of Directors of the Company held a telephonic meeting to consider the Offer, the Merger and the Merger Agreement. All but one of the Board members participated in the meeting. At the meeting, the Board of Directors of the Company reviewed the Offer, the Merger and the Merger Agreement with the Company's executive officers, the Company's outside legal counsel and representatives of J.P. Morgan. The Board of Directors of the Company heard presentations by its outside legal counsel with respect to the terms of the proposed offer, the Merger and the Merger Agreement, and outside legal counsel advised the Board that negotiations for the Merger Agreement were substantially complete. The Board of Directors also heard a presentation by representatives of J.P. Morgan with respect to the financial terms of the proposed Offer and the Merger. The Board of Directors, with the participation of the representatives of J.P. Morgan, reviewed again the alternatives for the Company discussed during the Board's September meeting.

    At the conclusion of its presentation, representatives of J.P. Morgan delivered the oral opinion of J.P. Morgan to the Board of Directors of the Company (subsequently confirmed in writing) that, as of such date, the consideration proposed to be paid to the stockholders of the Company pursuant to the Merger Agreement in the Offer and the Merger was fair, from a financial point of view, to such holders.

    Based upon such discussions, presentations and opinion, the Board of Directors, by the unanimous vote of all directors present, (i) approved the Offer and the Merger and the execution of the Merger Agreement substantially in the form presented to it and (ii) determined to recommend that the Company's stockholders accept the Offer and tender their Shares and approve the Merger and the Merger Agreement.

    Counsel for Tyco and the Company conducted additional negotiations concerning the Merger Agreement on December 26 prior to the Company's Board meeting and completed final negotiations on the document on December 28, 1997. The Merger Agreement and the Stockholder Agreement were executed by the respective parties on December 28, 1997. A joint press release announcing the execution of the Merger Agreement was released by the parties prior to the opening of the financial markets on December 29, 1997.

    (B) REASONS FOR RECOMMENDATIONS OF BOARD OF DIRECTORS

    In reaching its conclusions and recommendations described above, the Board of Directors considered a number of factors, including the following:

        (i) The Company's business, financial condition, results of operations, assets, liabilities, business strategy and prospects, as well as various uncertainties associated with those prospects. In particular, the Board of Directors considered the financial condition of the Company, including the significant working capital constraints affecting the Company, the Company's need for additional financing and its recent defaults and prospective defaults under its bank credit agreement.

        (ii) The Company's existing competition in the industry in which it operates and future competition in its major service/product lines, the relative size of the other participants in the industry in which it operates and the available capital and resources of such other participants as compared to the available capital and resources of the Company.

        (iii) The oral opinion (subsequently confirmed in writing) of J.P. Morgan, the Company's financial advisor, that, as of the date thereof and based upon and subject to various considerations and assumptions set forth therein, the consideration to be paid to the Company's stockholders pursuant to the Merger Agreement in the Offer and the Merger is fair, from a financial point of view, to such stockholders. A copy of the opinion rendered by J.P. Morgan to the Company's Board of Directors, setting forth the procedures followed, the matters considered, the scope of the review undertaken and the assumptions made by J.P. Morgan in arriving at its opinion, is attached hereto as Schedule I and is incorporated herein by reference. Stockholders are urged to read such opinion in its entirety.

        (iv) The financial analysis performed by J.P. Morgan, which indicated, among other things, that based upon a discounted cash flow analysis of the projections prepared by management of the Company, a comparable company analysis and a comparable acquisition analysis, the Offer and the Merger would be reasonably likely to provide the Company's stockholders with value superior to alternative strategies, including maintenance of the Company as a stand-alone entity.

        (v) The number and quality of the indications of interest received by the Company and J.P. Morgan since the Company retained J.P. Morgan to assist it in exploring strategic alternatives to maximize shareholder value, including the potential sale or merger of the Company.

        (vi) The historical and current market prices of the Company's Common Stock.

        (vii) The fact that the Offer would not be subject to a financing condition.

        (viii) The alternatives to the Offer and the Merger available to the Company, including, without limitation, continuing to maintain the Company as an independent company.

        (ix) The fact that the Offer and Merger is a stock transaction with cash consideration, thus eliminating corporate taxation that would be triggered in an asset sale and any uncertainties in valuing the consideration to be received by the Company's stockholders.

        (x) The financial and other terms and conditions of the Offer, the Merger and the Merger Agreement, including, without limitation, the facts that the terms of the Merger Agreement will not prevent other third parties from making certain bona fide proposals subsequent to execution of the Merger Agreement, will not prevent the Board of Directors from determining, in the exercise of its fiduciary duties in accordance with the Merger Agreement, to provide information to and engage in negotiations with such third parties and will permit the Company, subject to the non-solicitation provisions and the payment of the termination fee discussed above, to enter into a transaction with a third party that would be more favorable to the Company's stockholders than the Offer and the Merger.

        (xi) The structure of the transaction, which is designed, among other things, to result in receipt by the holders of Shares at the earliest practicable time of the consideration to be paid in the Offer and the fact that the consideration to be paid in the Offer and the Merger is the same.

        (xii) The likelihood that the Offer and the Merger would be consummated.

    The foregoing discussion of the information and factors considered and given weight by the Board of Directors is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, individual members of the Board of Directors may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    In October 1997, the Company retained J.P. Morgan to render financial advisory services and assist the Company with respect to its consideration of financial alternatives for the Company, including a possible sale of the Company. Pursuant to its engagement letter with J.P. Morgan, the Company paid J.P. Morgan an initial fee of $150,000 and has agreed to pay J.P. Morgan (a) a fee, described below, upon consummation of a sale of the Company or other transaction and (b) in the event that neither such fee nor the alternate transaction fee, described below, are payable within nine months of the initiation date of the engagement, a fee of $100,000.

    The fee referred to in clause (a) above would be in an amount equal to (i) 0.75% of the portion of the value of the transaction up to $150 million, plus
(ii) 1.00% of the portion of the transaction value in excess of $150 million but less than or equal to $180 million plus (iii) 1.25% of the portion of the transaction value in excess of $180 million; provided that the initial fee of $150,000 and the $100,000 fee referred to in clause (b) above (to the extent paid) would be deducted from the fee referred to in clause (a).

    The alternate transaction fee referred to in clause (b) above would be $500,000, payable upon the occurrence, with the consent of the Company, of any of the following events: another person acquires from the Company (x) Common Stock representing 20% or more but less than a majority of the Common Stock calculated on a fully-diluted basis or (y) assets of the Company representing 20% or more but less than a majority of the Company's book value.

    The Company has also agreed to reimburse J.P. Morgan's reasonable expenses, including the fees and disbursements of its counsel, and to indemnify and defend J.P. Morgan and certain related persons against certain liabilities in connection with the engagement.

    Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) No transactions in Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, subsidiary or affiliate of the Company.

    (b) To the best of the Company's knowledge, each executive officer, director and affiliate of the Company currently intends to tender to Purchaser all Shares over which such person has sole dispositive power as of the expiration date of the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as set forth above or in Item 3(b) or (c) or 4(a) above, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in: (1) an extraordinary transaction such as a merger or reorganization involving the Company; (2) a purchase, sale or transfer of a material amount of assets by the Company; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as described above or in Item 3(b) or (c) or 4(a) above, there are no transactions, Board of Directors resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    (a) The Information Statement attached as Schedule II hereto is being furnished in connection with the possible designation by Tyco, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors other than at a meeting of the Company's stockholders, as described in Item 3(b) above.

    (b) SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

    As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the Delaware General Corporation Law. Under Section 203, certain "business combinations" between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an

"interested stockholder" are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by Section 203 (the Company did not make such an election), (ii) the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination was approved by the board of directors of the corporation and ratified by 66 2/3% of the voting stock which the interested stockholder did not own. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an "interested stockholder's" percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation's voting stock.

    In accordance with the Merger Agreement and Section 203, the Company's Board of Directors approved the Offer and the Merger and, therefore, the restrictions of Section 203 are inapplicable to the Offer and the Merger.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1  Excerpts from the Company's Proxy Statement for its 1997 Annual Meeting of
           Stockholders held on May 22, 1997.
Exhibit 2  Agreement and Plan of Merger, dated as of December 28, 1997, among Holmes
           Protection Group, Inc., Tyco International Ltd. and T9 Acquisition Corp..
Exhibit 3  Stockholder Agreement, dated as of December 28, 1997, among Tyco International
           Ltd., T9 Acquisition Corp., HP Partners LP and Holmes Protection Group, Inc.
Exhibit 4  Letter to Stockholders of the Company, dated January 6, 1998.*
Exhibit 5  Joint Press Release of Holmes Protection Group, Inc. and Tyco International Ltd.,
           dated December 29, 1997.
Exhibit 6  Opinion of J.P. Morgan Securities Inc.*

------------------------

*   Included in copies mailed to stockholders

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                HOLMES PROTECTION GROUP, INC.

Dated: January 6, 1998          By:  /s/ GEORGE V. FLAGG
                                     -----------------------------------------
                                     Name: George V. Flagg
                                     Title: President and Chief Executive
                                     Officer

                                                                      SCHEDULE I
                  [Letterhead of J.P. Morgan Securities Inc.]
                                     [LOGO]
       December 26, 1997

       The Board of Directors
       Holmes Protection Group, Inc.
       440 Ninth Avenue
       New York, NY 10001

       Attention: William P. Lyons
                 Chairman

       Gentlemen:

       You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of Holmes Protection Group, Inc. (the "Company) of the consideration proposed to be paid to such stockholders in connection with the proposed Tender Offer (as hereinafter defined) and subsequent merger (the "Merger") of the Company with T9 Acquisition Corp. (the "Sub"), a wholly owned subsidiary of Tyco International Ltd. (the "Buyer"). We understand that pursuant to an Agreement and Plan of Merger (the "Agreement") to be entered into among the Company, the Buyer and the Sub, the Sub will commence a tender offer (the "Tender Offer") for all of the outstanding shares of the common stock of the Company, par value $.01 per share (the "Shares"), at a price of $17.00 per Share, net to the seller in cash, to be followed by the Merger of the Company with the Sub pursuant to which the Company will become a wholly owned subsidiary of the Buyer and each outstanding Share (other than Shares owned by the Buyer, the Sub or any direct or indirect wholly owned subsidiaries of the Buyer, or any of the Company's direct or indirect wholly owned subsidiaries, Shares held in the treasury of the Company or Shares as to which dissenter's rights are perfected) will be converted into the right to receive $17.00 in cash.

       In arriving at our opinion, we have reviewed (i) a draft of the Agreement; (ii) certain publicly available information concerning the Company and of certain other companies engaged in businesses comparable to those of the Company, and the reported market prices for certain other companies' securities deemed comparable; (iii) publicly available terms of certain transactions involving companies comparable to the Company and the consideration received for such companies; (iv) current and historical market prices of the Shares of the Company; (v) the financial statements of the Company for the fiscal year ended December 31, 1996, the financial statements of the Company for the period ended September 30, 1997, the draft Form 10-K/A of the Company for the fiscal year ended December 31, 1996 and the draft Form 10-Q/A of the Company for each of the quarterly periods ended September 30, 1997, June 30, 1997, and March 31, 1997 which drafts, among other things, included the restatement of the Company's financial statements; (vi) certain agreements with respect to outstanding indebtedness or obligations of the Company; (vii) certain internal financial analyses and forecasts prepared by management of the Company; and (viii) the terms of other business combinations that we deemed relevant.

                                                                   [LOGO]

       In addition, we have held discussions with certain members of the senior management of the Company with respect to certain aspects of the proposed Tender Offer and Merger, the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry. We have reviewed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

       In addition, we note that a public announcement was made by the Company on November 12, 1997 that the Company had retained J.P. Morgan & Co. to assist the Company in exploring strategic alternatives as part of an overall review of its business strategy aimed at maximizing shareholder value, including the possible sale or merger of the Company.

       In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities of the Company, nor have any such valuations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by the Company's senior management as to the expected future results of operations and financial condition of the Company. We have also assumed that the Tender Offer, the Merger and the other transactions contemplated by the Agreement will be consummated as provided in the Agreement. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

       Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion.

       We have acted as financial advisor to the Company with respect to the proposed Tender Offer and Merger and will receive a fee from the Company for our services. We will also receive an additional fee if the proposed Tender Offer is consummated. Our affiliate, Morgan Guaranty Trust Company of New York, acts as agent bank for the Buyer on a revolving credit facility and we have acted as lead and co-lead manager for the Buyer on several debt offerings and an equity offering, respectively. In the ordinary course of their businesses, our affiliates may actively trade the debt and equity securities of the Company or the Buyer for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

       On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid to the holders of Shares pursuant to the Merger Agreement in the proposed Tender Offer and Merger is fair, from a financial point of view, to such holders.

                                                                   [LOGO]

       This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Merger. This opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such stockholder should tender Shares pursuant to the Tender Offer or how such stockholder should vote with respect to the Merger. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written consent in each instance. This opinion may be reproduced in full in any proxy or information statement or Solicitation/ Recommendation Statement on Schedule 14D-9 mailed to stockholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval and must be treated as confidential.

       Very truly yours,

       J.P. MORGAN SECURITIES INC.

       By: /s/ NICHOLAS B. PAUMGARTEN
           -----------------------------------------------

           Name: Nicholas B. Paumgarten

           Title: Managing Director

                                                                     SCHEDULE II

                         HOLMES PROTECTION GROUP, INC.
                                440 NINTH AVENUE
                            NEW YORK, NEW YORK 10001

                     INFORMATION PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

    The following information is being furnished to holders of the common stock, par value $.01 per share ("Common Stock"), of Holmes Protection Group, Inc., a Delaware corporation (the "Company"), in connection with the possible designation by Tyco International Ltd., a Bermuda company ("Tyco"), of at least a majority of the members of the Board of Directors of the Company pursuant to the terms of an Agreement and Plan of Merger, dated as of December 28, 1997 (the "Merger Agreement"), by and among the Company, Tyco and T9 Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Tyco ("Purchaser"). THIS INFORMATION IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY'S STOCKHOLDERS.

    The Merger Agreement provides that promptly following the purchase of any Shares pursuant to the Offer, Tyco may request that the Company take all actions necessary to cause persons designated by Tyco to become directors of the Company (the "Tyco Designees") so that the total number of directorships held by such persons is proportionate to the percentage calculated by dividing (i) the number of Shares accepted for payment pursuant to the Offer plus Shares beneficially owned by Tyco or any affiliate thereof by (ii) the total number of Shares outstanding; provided that prior to the consummation of the Merger, the Board of Directors of the Company (the "Board of Directors") shall always have at least two members who are neither officers of the Company nor designees, shareholders or affiliates of Tyco. The Company has also agreed to increase the size of the Board of Directors or exercise reasonable best efforts to secure the resignation of existing directors so as to enable Tyco's designees to be elected to the Board of Directors in accordance with such provisions.

    The information contained in this Schedule II concerning Tyco and Purchaser has been furnished to the Company by Tyco, and the Company assumes no responsibility for the accuracy or completeness of any such information.

                        VOTING SECURITIES OF THE COMPANY

    As of December 28, 1997, there were issued and outstanding 6,310,034 shares of Common Stock, each of which entitles the holder to one vote.

                       BOARD OF DIRECTORS, TYCO DESIGNEES
                             AND EXECUTIVE OFFICERS

BOARD BIOGRAPHICAL INFORMATION

    The persons named below are the current members of the Board of Directors. The following sets forth as to each director his age (as of December 28, 1997), principal occupation and business experience, the period during which he has served as a director and the expiration of his term as a director.

                                                                                                             EXPIRATION
NAME                                                                          AGE      DIRECTOR SINCE    OF TERM AS DIRECTOR
------------------------------------------------------------------------      ---      ---------------  ---------------------
Pierre Besuchet(2)......................................................          64           1991                1998
Daniel T. Carroll(1)(2).................................................          71           1996                1998
George V. Flagg.........................................................          56           1996                1996
Lawrence R. Glenn(1)(3).................................................          59           1996                1996
Mark S. Hauser(3).......................................................          40           1994                1997
William P. Lyons(1)(2)..................................................          56           1994                1997
David Jan Mitchell(1)(3)................................................          36           1994                1997
Edward L. Palmer(1)(2)..................................................          80           1992                1996

------------------------

(1) Member of Audit Committee.

(2) Member of Compensation Committee.

(3) Member of Retirement Benefits Committee.

    The following is a brief summary of the background of each director of the
Company:

    PIERRE BESUCHET. Mr. Besuchet has been the President of Gerant des Fortunes, a Swiss investment management company, since 1983. He is also a non-executive director of Faisal Finance (Switzerland) S.A., a Swiss investment firm.

    DANIEL T. CARROLL. Since 1982, Mr. Carroll has been the Chairman of The Carroll Group, a management consulting company. He is also a director of A.M. Castle & Co., American Woodmark Corporation, Aon Incorporated, Comshare, Inc., DeSoto, Inc., Diebold Incorporated, Oshkosh Truck Corporation, Wolverine World Wide, Inc. and Woodhead Industries Inc.

    GEORGE V. FLAGG. Mr. Flagg joined the Company on January 8, 1996 as President and Chief Executive Officer. Prior thereto, from September 1985 to December 1995, Mr. Flagg served in various executive capacities at The National Guardian Corporation, a security alarm services company ("National Guardian"), serving as President (from May 1986 to December 1995) and Chief Executive Officer (from May 1991 to December 1995).

    LAWRENCE R. GLENN. Since 1995, Mr. Glenn has been Chairman of J.W. Goddard and Company, a privately owned investment company dealing in real estate, corporate finance and financial advisory services. Mr. Glenn is the retired former Chairman of the Credit Policy Committee of Citicorp and Citibank, N.A. He is also a director of First Bank of Americas and Gerber Childrenswear Holdings, Inc.

    MARK S. HAUSER. Mr. Hauser was elected Vice Chairman of the Board of Directors in May 1995. He is the founder and, since 1991, has been a Managing Director of Tamarix Capital Corporation, a New York-based private investment banking firm. Prior thereto, Mr. Hauser was a Managing Director at Hauser, Richards & Co. and Ocean Capital Corporation, private international investment banking firms. He is also a director of ICC Technologies, Inc. and EA Industries, Inc.

    WILLIAM P. LYONS. Mr. Lyons was elected Chairman of the Board of Directors in May 1995. He has been President and Chief Executive Officer of William P. Lyons and Co., Inc., a private investment firm, since 1975. From 1992 to 1995, Mr. Lyons served as Chairman of JVL Corp., a pharmaceutical manufacturer, and from 1988 to 1991, he served as Chairman and Chief Executive Officer of Duro-Test Corporation, a manufacturer of specialty lighting products. Mr. Lyons was an adjunct Professor of Management and Law at Yale University from 1973 to 1989. Mr. Lyons is also a director of Lydall, Inc., Video Lottery Technologies, Inc. and DeSoto, Inc.

    DAVID JAN MITCHELL. Since January 1991, Mr. Mitchell has been President of Mitchell & Company, Ltd., a New York-based private merchant banking company he founded. Since March 1992, Mr. Mitchell has been a partner of Pertherton Capital Corporation, a privately held real estate investment company. From April 1988 to December 1990, Mr. Mitchell served as a managing principal and a director of Rodman & Renshaw, Inc., a publicly traded investment banking and brokerage firm. Mr. Mitchell also serves as a director of Kellstrom Industries, Inc. and Bogen Communications International.

    EDWARD L. PALMER. Mr. Palmer is the retired Chairman of the Executive Committee of Citicorp and Citibank, N.A. Mr. Palmer's current directorships include Devon Group, Inc., SunResorts Ltd. N.V., FondElec Group, Energy Services International Corporation and IRI International Corporation. Mr. Palmer has also served on the board of directors of several U.S. and international corporations.

    The Company is party to the following agreements which entitle certain stockholders to nominate members of the Board of Directors: (i) the Exchange Agreement, dated as of December 18, 1991, as amended (the "Exchange Agreement"), with a group of insurance companies and other institutions (the "Institutions"), including John Hancock Mutual Life Insurance Company and The Mutual Life Insurance Company of New York, and (ii) the Investment Agreement, dated as of June 29, 1994 (the "Investment Agreement"), with HP Partners L.P. ("HP Partners"). Based on their aggregate percentage share ownership, the Institutions currently have a right to nominate two directors. Messrs. Palmer and Glenn were initially nominated by the Institutions and appointed to the Board of Directors on November 30, 1992 and February 8, 1996, respectively, in accordance with the terms of the Exchange Agreement. HP Partners currently has a right to nominate three directors. Messrs. Hauser, Lyons and Mitchell were nominated by HP Partners and elected to the Board of Directors on July 29, 1994 in accordance with the terms of the Investment Agreement. HP Partners previously had the right to nominate four directors. However, as a result of the Company's public offering of Common Stock in September 1996, the number of directors HP Partners was entitled to nominate to the Board of Directors was reduced from four to three. In connection therewith, William Spier (a former director who was appointed to the Board of Directors by HP Partners) resigned from the Board of Directors on September 30, 1996. Messrs. Hauser, Mitchell and Spier are stockholders and directors of the general partner of HP Partners and Messrs. Mitchell and Spier are also limited partners of HP Partners. See "Security Ownership of Certain Beneficial Owners and Management" and "Certain Relationships and Related Transactions."

INFORMATION CONCERNING TYCO DESIGNEES

    Tyco has informed the Company that it will select the Tyco Designees from among L. Dennis Kozlowski (age 51), Joshua M. Berman (age 59), Jerry R. Boggess (age 53), David B. Brownell (age 54), Robert P. Mead (age 47), Richard J. Meelia (age 47), Barbara S. Miller (age 47), M. Brian Moroze (age 54) and Mark H. Swartz (age 37), each of whom is a director or executive officer of Tyco, certain subsidiaries of Tyco or the Purchaser. Information concerning the Tyco Designees is contained in Annex I and Annex II to the Offer to Purchase, a copy of which is being mailed to the Company's stockholders together with this
Schedule 14D-9. The information in such Annexes is incorporated herein by reference. In addition to the information concerning Mr. Kozlowski in such Annexes, Mr. Kozlowski is a director of Applied Power, Inc., Raytheon Company and RJR Nabisco Holdings Corp. Tyco has also informed the Company that each of such directors and executive officers has consented to act as a director of the Company, if so designated. It is expected that none of the Tyco Designees will receive any compensation for services performed in his or her capacity as a director of the Company.

COMMITTEES OF THE BOARD OF DIRECTORS; BOARD OF DIRECTORS MEETINGS

    The Board of Directors has established an audit, a compensation and a retirement benefits committee to assist it in the discharge of its responsibilities. The principal responsibilities of each committee and the members of each committee are described in the succeeding paragraphs. The Company's Board of Directors held nine meetings during the year ended December 31, 1997. The Board of Directors does not have a nominating committee. This function is performed by the Board of Directors. All Directors attended at least 75% of the meetings held by the Board of Directors and by the committees on which they served during 1997.

    The AUDIT COMMITTEE currently consists of Messrs. Carroll, Glenn (Chairman), Lyons, Mitchell and Palmer. The Audit Committee held two meetings during 1997. The Audit Committee reviews the scope and results of the audit and other services performed by the Company's independent accountants.

    The COMPENSATION COMMITTEE currently consists of Messrs. Besuchet, Carroll (Chairman), Lyons and Palmer. The Compensation Committee held two meetings during 1997. This Committee establishes objectives for the Company's senior executive officers and sets the compensation of directors, executive officers and other employees of the Company. It is also charged with the administration of the Company's employee benefit plans, including stock options plans.

    The RETIREMENT BENEFITS COMMITTEE currently consists of Messrs. Glenn, Hauser (Chairman) and Mitchell. The Retirement Benefits Committee held one meeting during 1997. The Retirement Benefits Committee provides oversight for the Company's pension and retirement benefit plans.

COMPENSATION OF DIRECTORS

    Each non-employee director receives an annual director's fee of $15,000 (except for the Chairman who receives an annual fee of $25,000) and a fee of $750 per day for attending, in person or by telephone, meetings of the Board of Directors and $250 per day for attending in person, or by telephone, meeting of committees of the Board of Directors. Non-employee directors are reimbursed for their reasonable expenses incurred in connection with attendance at or participation in such meetings. In addition, under the Holmes Protection Group, Inc. 1996 Stock Incentive Plan (the "1996 Plan"), each non-employee director who was a director of the Company on December 4, 1995 was granted an option to purchase 25,000 shares of Common Stock. Messrs. Glenn and Carroll were each granted an option to purchase 25,000 shares of Common Stock on February 8, 1996 and June 27, 1996, respectively, at the time of their respective appointments to the Board of Directors. Additionally, under the terms of the 1996 Plan, each director, other than a director first elected within twelve months prior to the 1997 Annual Meeting, will be granted an option to purchase 1,000 shares of Common Stock immediately following each Annual Stockholders Meeting.

    Directors who are employees of the Company receive no additional compensation for their services as directors. However, such directors are reimbursed for their reasonable expenses incurred in connection with attendance at or participation in meetings of the Board of Directors or committees of the Board of Directors.

    After the consummation of the Merger, it is expected that the Company's Board of Directors will act to appoint new members to the Audit, Compensation and Retirement Benefits Committees. To the Company's knowledge, no decision has been made by the Tyco Designees regarding the membership of any such committees of the Board.

EXECUTIVE OFFICERS

    Executive officers serve at the discretion of the Board of Directors. The following table sets forth certain information concerning the executive officers of the Company (as of December 28, 1997) who are expected to serve in such capacity until the consummation of the Merger (none of whom has a family relationship with any other executive officer):

NAME                                                           POSITION                                         AGE
--------------------------  -------------------------------------------------------------------------------  ---------
George V. Flagg...........  President and Chief Executive Officer                                                   56
James L. Boehme...........  Executive Vice President--Sales and Marketing                                           49
Dennis M. Stern...........  Senior Vice President, General Counsel and Secretary                                    56
Glenn C. Riker............  Senior Vice President--Human Resources and Assistant Secretary                          52
Lawrence R. Irving........  Vice President--Finance                                                                 41

    The following is a brief summary of the background of each executive officer of the Company:

    GEORGE V. FLAGG. Mr. Flagg joined the Company on January 8, 1996 as President and Chief Executive Officer. Prior thereto, from September 1985 to December 1995, Mr. Flagg served in various executive capacities at National Guardian, serving as President (from May 1986 to December 1995) and Chief and Executive Officer (from May 1991 to December 1995).

    JAMES L. BOEHME. Mr. Boehme was appointed Executive Vice President--Sales and Marketing of the Company on January 8, 1996. Prior thereto, from March 1988 to December 1995, Mr. Boehme served in various executive capacities at National Guardian, serving as Senior Vice President, Sales and Marketing (from June 1994 to December 1995) and Vice President, Sales and Marketing (from January 1990 to June 1994).

    DENNIS M. STERN. Mr. Stern joined the Company in December 1996 as Senior Vice President, General Counsel and Secretary. Prior thereto, from December 1995 to December 1996, Mr. Stern was engaged in the private practice of law and associated with the law firm of Buchanan Ingersoll. From March 1983 to December 1995, Mr. Stern served in various executive capacities with National Guardian, serving as Executive Vice President, General Counsel and Secretary from August 1984 to December 1995.

    GLENN C. RIKER. Mr. Riker has been with the Company since December 1989, starting as Director of Human Resources and currently serving as Senior Vice President of Human Resources and Assistant Secretary. Prior to joining the Company, Mr. Riker was Vice President of Human Resources at Atlas Copco North America, Inc., a manufacturer of industrial equipment.

    LAWRENCE R. IRVING. Mr. Irving joined the Company in May 1996 as Vice President--Finance. From July 1995 to April 1996, Mr. Irving served as Controller, and then as Vice President-Finance and Treasurer, respectively, of Centennial Security Holdings, Inc., a security alarm services company. Prior thereto, from April 1987 to June 1995, Mr. Irving served as Assistant Controller, and then as Assistant Vice President/ Assistant Controller, of National Guardian.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth information with respect to the beneficial ownership, as of December 28, 1997, of the Common Stock by (i) any person known by the Company to beneficially own more than 5% of the outstanding Common Stock;
(ii) each director of the Company; (iii) the Company's Chief Executive Officer and each of the four most highly compensated executive officers (collectively, the "Named Officers") whose total salaries and bonuses exceeded $100,000 for services rendered to the Company during the last fiscal year; and (iv) all directors and executive officers of the Company as a group, including the Named Officers. All share and warrant amounts and related exercise prices have been adjusted to give effect to the one-for-fourteen reverse stock split of the Common Stock completed on March 27, 1995. On December 28, 1997, there were 6,310,034 shares of Common Stock issued and outstanding.

                                                                       NUMBER OF SHARES
                                                                       OF COMMON STOCK
                                                                         BENEFICIALLY
NAME OF BENEFICIAL OWNER                                                   OWNED(1)         PERCENTAGE OWNERSHIP(1)
-------------------------------------------------------------------  --------------------  -------------------------

HP Partners L.P.(2)................................................         2,201,600                   31.1%
  c/o HP Management, Inc.
  444 Madison Avenue, 38th Floor
  New York, New York 10022

John Hancock Mutual Life Insurance Company(2)......................           639,594                   10.0%
  John Hancock Place
  P.O. Box 111
  Boston, Massachusetts 02117

The Mutual Life Insurance Company of New York(2)...................           399,905                    6.3%
  1740 Broadway
  New York, New York 10019

TJS Partners, L.P.(2)..............................................           399,000                    6.3%
  52 Vanderbilt Avenue
  5th Floor
  New York, New York 10017

Stephen Feinberg...................................................           744,166                   11.8%
  950 Third Avenue, 20th Floor
  New York, New York 10022

Pierre Besuchet(3)(6)(7)...........................................            45,048                      *

James L. Boehme(6)(7)..............................................           108,750                    1.7%

Daniel T. Carroll(6)(7)............................................            27,000                      *

George V. Flagg(6)(7)..............................................           167,000                    2.6%

Lawrence R. Glenn(6)(7)(8).........................................            27,000                      *

Mark S. Hauser(4)(6)(7)............................................         2,202,600                   31.5%

Laurence R. Irving(6)(7)...........................................            12,500                      *

William P. Lyons(4)(6)(7)..........................................         2,306,600                   32.7%

David Jan Mitchell(4)(6)(7)........................................         2,205,600                   31.5%

Edward L. Palmer(6)(7)(8)..........................................            27,464                      *

Dennis M. Stern(6)(7)..............................................            12,500                      *

                                                                       NUMBER OF SHARES
                                                                       OF COMMON STOCK
                                                                         BENEFICIALLY
NAME OF BENEFICIAL OWNER                                                   OWNED(1)         PERCENTAGE OWNERSHIP(1)
-------------------------------------------------------------------  --------------------  -------------------------
Glenn C. Riker(5)(7)...............................................             4,000                      *

All directors and executive officers as a group                             2,742,862                   37.1%
  (12 persons)(3)(4)(5)(6).........................................

------------------------

* Represents less than 1% of outstanding Common Stock.

(1) Each director and executive officer has sole voting and investment power with respect to the shares beneficially owned, except as otherwise noted in the footnotes to this table. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of Common Stock which such person has the right to acquire on or within 60 days of December 28, 1997. For purposes of computing the percentage of outstanding Common Stock held by each person or group of persons named above, any shares which such person has the right to acquire on or within 60 days after December 28, 1997 are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2) Includes shares issuable upon the exercise of warrants having a current exercise price of $10.16 per share, as follows: John Hancock Mutual Life Insurance Company and affiliates--71,893; and The Mutual Life Insurance Company of New York and affiliates--44,953. With respect to HP Partners, includes 685,714 shares of Common Stock issuable upon the exercise of warrants having a current exercise price of $4.58 per share. The information in the foregoing table and in this note is based on the Company's records and on either a Schedule 13D or a Schedule 13G filed with the Securities and Exchange Commission by each of the following stockholders and dated as indicated: HP Partners, dated January 20, 1995; John Hancock Mutual Life Insurance Company, dated January 16, 1996; The Mutual Life Insurance Company of New York, dated March 2, 1995; TJS Partners, L.P., dated June 17, 1996; and Stephen Feinberg, dated August 20, 1997. The Schedule 13D filed by TJS Partners, L.P. states that TJS Management, L.P., TJS Corporation and Thomas
    J. Salvatore may be deemed to own beneficially the shares owned beneficially by TJS Partners, L.P.

(3) Excludes vested options to purchase 17,884 shares of Common Stock granted to Mr. Besuchet under the Company's 1992 Directors' Option Plan (the "Directors Plan"). Grants of stock options are no longer permitted under the Directors Plan. Such options have a current exercise price of $13.97 per share; however, they become exercisable only if the price per share of the Common Stock on the Nasdaq National Market is not less than $24.45 for 30 consecutive trading days. Such condition had not been met as of December 28, 1997.

(4) Includes 1,515,886 shares of Common Stock and warrants to purchase 685,714 shares of Common Stock owned by HP Partners. Messrs. Hauser, Mitchell and Spier (a former director of the Company) are stockholders and directors of the general partner of HP Partners, and Messrs. Mitchell and Spier are also limited partners of HP Partners. Messrs. Hauser, Mitchell and Spier are also the sole stockholders of the special limited partner of HP Partners which is entitled to various rights relating to 285,714 of the partnership's warrants. Pursuant to HP Partners' partnership agreement, Mr. Lyons has an arrangement to participate in any economic benefit which Mr. Spier obtains as a result of Mr. Spier's shareholding interest in such general partner. See "Certain Relationships and Related Transactions."

(5) Includes vested options granted under the 1996 Plan to Mr. Riker to purchase 4,000 shares of Common Stock. Excludes options granted to Mr. Riker under the 1992 Senior Executives' Option Plan (the "Executives Plan") and the 1996 Plan which have not yet vested to purchase 2,657 and 6,000 shares of Common Stock, respectively.

(6) Includes vested options granted under the 1996 Plan to each of Messrs. Besuchet, Carroll, Glenn, Hauser, Lyons, Mitchell, Palmer, Flagg, Boehme, Irving and Stern to purchase 26,000, 25,000, 26,000, 1,000, 46,000, 1,000,
    26,000, 109,000, 108,750, 12,500 and 12,500 shares of Common Stock, respectively. Excludes options granted under the 1996 Plan which have not yet vested to each of Messrs. Flagg, Boehme, Irving and Stern to purchase 124,000, 93,000, 25,000 and 25,000 shares of Common Stock, respectively.

(7) The address of such stockholder is: c/o Holmes Protection Group, Inc., 440 Ninth Avenue, New York, New York 10001-1695.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

    The following table sets forth a summary of annual and long-term compensation earned by or paid to the Named Officers for services rendered to the Company during each of the last three fiscal years:

                           SUMMARY COMPENSATION TABLE

                                                                                            LONG-TERM
                                                                                           COMPENSATION
                                                                                              AWARDS
                                                                 ANNUAL                 ------------------
                                                  ------------------------------------      SECURITIES
                                                                         OTHER ANNUAL       UNDERLYING        ALL OTHER
                                                    SALARY      BONUS    COMPENSATION     OPTIONS/ SARS     COMPENSATION
NAME AND PRINCIPAL POSITION              YEAR        ($)         ($)          ($)              (#)             ($)(1)
-------------------------------------  ---------  ----------  ---------  -------------  ------------------  -------------
George V. Flagg......................       1995  $       --  $      --    $      --                --        $      --
  President and Chief Executive             1996     196,154         --       12,750           260,000(2)         4,763
  Officer                                   1997     200,000         --       13,000            25,000(5)         4,750

James L. Boehme......................       1995  $       --  $      --    $      --                --        $      --
  Executive Vice President-- Sales          1996     147,115         --       12,750           195,000(2)         4,748
  and Marketing                             1997     157,500         --       13,000            18,750(5)         4,750

Dennis M. Stern......................       1995  $       --  $      --    $      --                --        $      --
  Senior Vice President and General         1996      11,667         --        1,083            25,000(5)            --
  Counsel                                   1997     140,000         --       13,000            12,500            2,100

Glenn C. Riker.......................       1995  $   91,260  $  20,716    $  13,000                --        $   3,476
  Senior Vice President-- Human             1996      93,445      9,125       13,000            10,000(3)         3,691
  Resources                                 1997     100,000         --       13,000                --            2,885

Lawrence R. Irving...................       1995  $       --  $      --    $      --                --        $      --
  Vice President--Finance                   1996      68,654     20,000       31,800            25,000(4)            --
                                            1997     120,000         --       10,400            12,500(5)         3,600

------------------------

(1) Represents matching contributions by the Company under the Company's 401(k) Plan. 100% of accrued matching contributions become vested on the first anniversary of employment and are fully vested thereafter.

(2) Represents a grant of stock options made in January 1996 under the 1996
    Plan.

(3) Represents a grant of stock options made in November 1996 under the 1996
    Plan.

(4) Represents a grant of stock options made in May 1996 under the 1996 Plan.

(5) Represents a grant of stock options made in May 1997 under the 1996 Plan.

    The Company has agreed to pay to each of Dennis M. Stern and Lawrence R. Irving a bonus, equal to 50% of such officer's 1997 base compensation, for extraordinary services in connection with proposed restructuring or sale alternatives for the Company. Such fees would be payable upon consummation of such transaction, including the Offer.

    All information under "Executive Compensation" herein relating to stock options (except for those granted under the 1996 Plan) and related exercise and hurdle prices have been adjusted to give effect to the one-for-fourteen reverse stock split of the Common Stock effected on March 27, 1995.

    The following table contains information concerning the grant of stock options made to the Named Officers during the fiscal year ended December 31, 1997 under the Executives Plan or the 1996 Plan:

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                                    INDIVIDUAL GRANTS
                                                                   ---------------------------------------------------
                                                     NUMBER OF          PERCENT OF
                                                    SECURITIES       TOTAL OPTION/SARS      EXERCISE OR      MARKET
                                                    UNDERLYING          GRANTED TO             BASE         PRICE ON
                                                  OPTIONALS/SARS       EMPLOYEES IN            PRICE       GRANT DATE
NAME                                                GRANTED (#)         FISCAL YEAR           ($/SH)         ($/SH)
------------------------------------------------  ---------------  ---------------------  ---------------  -----------
George V. Flagg.................................        25,000                10.5%          $   13.75      $   13.75
James L. Boehme.................................        18,750                 7.9%          $   13.75      $   13.75
Dennis M. Stern.................................        12,500                 5.3%          $   13.75      $   13.75
Lawrence R. Irving..............................        12,500                 5.3%          $   13.75      $   13.75

                                                                                             POTENTIAL
                                                                                          REALIZABLE VALUE
                                                                                             AT ASSUMED
                                                                                               ANNUAL
                                                                                              RATES OF
                                                                                            STOCK PRICE
                                                                                          APPRECIATION FOR
                                                                                           OPTION TERM(1)
                                                                                       ----------------------
NAME                                                                  EXPIRATION DATE      5%         10%
--------------------------------------------------------------------  ---------------  ----------  ----------
George V. Flagg.....................................................       5/23/2007   $  216,183  $  547,849
James L. Boehme.....................................................       5/23/2007   $  162,137  $  410,887
Dennis M. Stern.....................................................       5/23/2007   $  108,091  $  273,925
Lawrence R. Irving..................................................       5/23/2007   $  108,091  $  273,925

------------------------

(1) Amounts indicated under the "Potential Realizable Value" columns above have been calculated by multiplying the market price on the date of grant by the annual appreciation rate shown (compounded for the term of the options), subtracting the exercise price per share and multiplying the gain per share by the number of shares covered by the options.

    Except as disclosed above, no other grants of stock options were made in the fiscal year ended December 31, 1997 to any of the Named Officers. No stock options were exercised by any of the Named Officers during the fiscal year ended December 31, 1997, except as set forth below:

            AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND
                       FISCAL YEAR-END OPTION/SAR VALUES

                                                                                                 VALUE OF
                                                               NUMBER OF SECURITIES            UNEXERCISED
                                                              UNDERLYING UNEXERCISED           IN-THE-MONEY
                                                                   OPTIONS/SARS              OPTIONS/SARS AT
                             SHARES ACQUIRED     VALUE        AT FISCAL YEAR-END (#)       FISCAL YEAR-END ($)
NAME                           ON EXERCISE      REALIZED    EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE(1)
---------------------------  ---------------  ------------  --------------------------  --------------------------
George V. Flagg............         52,000    $    455,000         57,000/176,000(3)     $     526,452/$1,282,746
James L. Boehme............         12,000    $    141,000         69,750/132,000(3)     $       687,197/$962,059
Glenn C. Riker.............          6,197    $     64,883           2,000/10,657(2)(3)  $          9,656/$63,994
Lawrence R. Irving.........        --              --               12,500/25,000(3)     $        90,976/$165,702
Dennis M. Stern............        --              --               12,500/25,000(3)     $        55,976/$103,203

------------------------

(1) Based upon the per share closing price on December 29, 1997 ($16.83).

(2) Options were granted pursuant to the Executives Plan.

(3) Options were granted pursuant to the 1996 Plan.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    In 1994, Mr. William Spier, a former director of the Company who resigned on September 30, 1996, entered into an agreement with PremiTech Corporation ("PremiTech"), which is a limited partner of HP Partners, to acquire PremiTech's limited partnership interest for approximately $2,000,000, at the option of PremiTech, in the event that PremiTech did not enter into an agreement for the provision of information technology services to the Company. Such information technology agreement was subsequently executed on April 4, 1995, thereby terminating PrimiTech's option to sell its interest in HP Partners to Mr. Spier.

    Pursuant to HP Partners' partnership agreement, Mr. Lyons has an arrangement to participate in any economic benefit which Mr. Spier obtains as a result of Mr. Spier's shareholding interest in such general partner.

    On December 5, 1995, each of Messrs. Hauser, Lyons, Mitchell and Spier were granted options under the 1996 Plan, subject to stockholder approval of the 1996 Plan, to purchase 15,000, 60,000, 30,000 and 15,000 shares of Common Stock, respectively, at an exercise price of $5.56 per share. Such grants were made in recognition of the extraordinary services that each of these individuals provided to the Company in connection with the management transition and reorganization that occurred during 1995. The 1996 Plan was approved by stockholders in December 1996 at the Company's 1996 Annual Meeting of Stockholders.

                             EMPLOYMENT AGREEMENTS

    Mr. Flagg is employed by the Company pursuant to an employment agreement dated January 8, 1996, which expires on December 31, 1998, but continues year-to-year thereafter unless terminated in accordance with its terms. Mr. Flagg's employment agreement provides for an annual base salary of no less than $200,000. Mr. Boehme is employed by the Company pursuant to an employment agreement dated January 8, 1996, which expires on December 31, 1998, but continues year-to-year thereafter unless terminated in accordance with its terms. Mr. Boehme's employment agreement provides for an annual base salary of no less than $150,000. Mr. Irving is employed by the Company pursuant to an employment agreement dated May 13, 1996, which expires on December 31, 1998, but continues year-to-year thereafter unless terminated in accordance with its terms. Mr. Irving's employment agreement provides for an annual base salary of no less than $105,000. Mr. Stern is employed by the Company pursuant to an employment agreement dated as of December 2, 1996, which expires on December 31, 1998, but continues year-to-year thereafter unless terminated in accordance with its terms. Mr. Stern's employment agreement provides for an annual base salary of no less than $140,000. The salaries provided under all of these employment agreements may be increased at the discretion of the Board of Directors or the Compensation Committee thereof. Under the terms of Messrs. Flagg's, Boehme's, Irving's and Stern's respective employment agreements, options were granted to purchase shares of Common Stock under the 1996 Plan (260,000 shares in the case of Mr. Flagg, 195,000 shares in the case of Mr. Boehme and 25,000 shares each in the case of Messrs. Irving and Stern). Messrs. Flagg, Boehme, Irving and Stern are also provided with certain other benefits and perquisites pursuant to their respective employment agreements. Upon termination of employment with the Company, Messrs. Flagg, Boehme, Irving and Stern are each subject to a non-compete period of six months.

    In accordance with Messrs. Flagg's, Boehme's, Irving's and Stern's respective employment agreements, upon a termination of employment by the Company for reasons other than (i) "Cause," (ii) "Disability" (each as defined in such employment agreements), or (iii) death, or adjudicated incompetency, the Company will be obligated to pay to each of Messrs. Flagg, Boehme, Irving and Stern the greater of 12 months' base salary or base salary for the balance of the remaining term of the respective employment agreement, and to maintain certain benefits. Upon termination of employment by the Company within 12 months of a "Change-of-Control Event" (as defined below), Messrs. Flagg, Boehme, Irving and Stern shall each be entitled to receive their respective base salaries and certain other benefits for an additional period of 12 months. As defined in Messrs. Flagg's, Boehme's, Irving's and Stern's respective employment agreements, a "Change-of-Control Event" means the consummation of (i) a proxy contest for control of the Board of Directors resulting in the person or entity or group of affiliated persons or entities (collectively, a "Control Group") initiating such proxy contest electing a majority of the members of the Board of Directors; (ii) the purchase by a Control Group of the Common Stock or other securities of the Company which, when aggregated with any other securities of the Company then held by such Control Group, gives such Control Group "beneficial ownership" (as defined in Rule 13d-3 promulgated under the Exchange
Act) of securities representing more than 50% of the combined voting power of the Company; or (iii) any such transaction that the Board of Directors shall have favorably recommended to stockholders of the Company at any time prior to its consummation, and such recommendation shall not have been withdrawn.

    Mr. Riker was employed by the Company pursuant to an employment agreement dated October 12, 1994, which expired on December 31, 1996, and which provided for an annual base salary of $91,260. On September 2, 1997 the Company entered into a letter agreement with Mr. Riker providing for certain severance benefits in the event of a termination of employment as a result of a "Change of Control Event". In such event Mr. Riker would be entitled to receive two years base salary and certain additional benefits.

    Upon the occurrence of a "Change-of-Control Event," the Company's maximum aggregate salary payment obligation would be $1,435,000. Such amount is calculated by combining the 1997 base salaries of each of Messrs. Flagg, Boehme, Irving, Stern and Riker for a period of 24 months.

    For information with regard to bonuses to be paid to Messrs. Stern and Irving in connection with proposed restructuring or sale alternatives for the Company, see "Executive Compensation" herein.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During the Company's fiscal year ended December 31, 1997, the Compensation Committee of the Board of Directors consisted of Messrs. Besuchet, Carroll, (Chairman), Mitchell and Palmer. None of these individuals has ever served as an officer or an employee of the Company (other than by reason of the officer status conferred upon the Chairman of the Board of Directors pursuant to the By-Laws). In addition, no executive officer of the Company has ever served (i) as a member of the compensation committee or equivalent of another entity, one of whose executive officers served on the Compensation Committee, (ii) a director of another entity, one of whose executive officers served on the Compensation Committee, or (iii) a member of the compensation committee or equivalent of another entity, one of whose executive officers served as a director of the Company.

                 COMPENSATION COMMITTEE REPORT TO STOCKHOLDERS

    The Compensation Committee establishes compensation policies and practices for the Company, outlines objectives for the Company's executive officers and sets the compensation of the executive officers, certain highly compensated employees and the Board of Directors. Additionally, the Compensation Committee is charged with the administration of the Company's employee benefit plans, including stock option plans.

GENERAL POLICIES REGARDING COMPENSATION OF EXECUTIVE OFFICERS

    The Company's executive compensation policies are designed to attract and retain superior management and professional talent, to motivate those individuals to maximize shareholder value and to reward those individuals with increases in base salary, bonuses when performance objectives are achieved and appropriate stock options. Together these components link each executive's compensation directly to individual and Company performance. The initial base salary and terms of bonuses for certain executive officers are contained in the employment agreements described under the caption "Employment Agreements".

    SALARY. Individual base salaries reflect the level of responsibility, the experience and training required and the executive's ability to contribute to the Company's success. Salaries are reviewed at least annually and are increased on the recommendation of the Chief Executive Officer to the Compensation Committee, which is empowered to take final action. The base salaries specified in each executive's employment agreement may from time to time be adjusted, subject to the minimum salary levels specified therein.

    BONUSES. In 1996, the Company established the 1996 Incentive Compensation Plan (the "Incentive Plan") which is designed to reward executive officers and certain other employees for exceptional performance. The actual awards under the Incentive Plan are recommended by a senior management committee, including the Chief Executive Officer, and approved by the Compensation Committee. The bonus opportunity for eligible participants is based on their level of responsibility, their performance and the performance by the Company. Bonus awards for eligible participants range from 15% to 50% of their base salaries. The Company does not expect that any awards under this Plan will be granted to the Named Officers for the fiscal year ended December 31, 1997.

    In addition to bonus payments under the Incentive Plan, the Chief Executive Officer may from time to time recommend, subject to the Compensation Committee's approval, additional discretionary bonus payments to certain executive officers based on exceptional individual performance and unique contributions to the Company.

    STOCK OPTIONS. The Compensation Committee believes that continued use of stock options is an effective mechanism for long-term incentive compensation of executive officers and certain other employees. Such compensation, the Compensation Committee believes, effectively links the actions of these officers and employees to the interests of stockholders and is critical to the Company's remaining competitive in its compensation practices. Accordingly, the Company adopted the 1996 Plan. As a result of stockholder approval of the 1996 Plan in December 1996, no further grants will be made under the Executives Plan.

    COMPENSATION LIMITATIONS. In 1993, the Internal Revenue Code was amended to limit the deductibility of compensation paid to certain executives in excess of $1 million. Compensation not subject to the limitation includes certain compensation payable solely because an executive attains performance goals. The Company's compensation deduction for a particular executive's total compensation, including compensation realized from the exercise of stock options, will be limited to $1 million. The Compensation Committee believes that the compensation paid by the Company in the fiscal year ended December 31, 1997 will not result in any material loss of tax deductions for the Company.

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

    Mr. Flagg's annual base salary for the fiscal year ended December 31, 1996 was determined by the terms of his employment agreement, dated January 8, 1996. The Compensation Committee believes that the compensation earned by Mr. Flagg in 1996 pursuant to his employment agreement was appropriate in light of Mr. Flagg's substantial contribution to improving the efficiency of the Company's operations and his efforts toward positioning the Company's business for future growth. Among other things, Mr. Flagg's contribution and efforts were instrumental in effecting an over 10% reduction in selling, general and administration expenses of the Company in 1996 as compared to 1995, securing a new, two-year, $25 million credit facility for the Company, initiating and implementing a strategic acquisition strategy, enhancing and expanding the Company's national accounts program and promoting and executing the Company's public offering of Common Stock in September 1996.

    Mr. Flagg's annual base salary under his employment agreement remained the same for the fiscal year ended December 31, 1997. Mr. Flagg was awarded additional stock options in 1997 in further consideration of his performance with respect to matters referred to in the preceding paragraph and his performance generally in 1997.

                                        Members of the Compensation Committee

                                        Pierre Besuchet
                                        Daniel T. Carroll (Chairman)
                                        William P. Lyons
                                        Edward L. Palmer

                              PERFORMANCE GRAPH(1)

    The Company's Common Stock traded on the London Stock Exchange from 1984 through March 24, 1995. From March 27, 1995 through September 20, 1996, the Common Stock traded on the Nasdaq SmallCap Market. Since September 23, 1996, the Common Stock has traded on the Nasdaq National Market.

    The graph below compares the cumulative total shareholder return on the Common Stock since March 27, 1995 (the date the Common Stock began trading on Nasdaq SmallCap Market) through November 28, 1997, with the cumulative stockholder return of (a) the total return on the University of Chicago's Center for Research on Security Prices ("CRSP") Total Return Index for the Nasdaq Stock Market (U.S. Companies) and (b) a "Peer Group Index." Total return values were calculated based on the assumption of $100 invested and on cumulative total return values assuming reinvestment of dividends. The Peer Group is based on a selection of companies operating in the security alarm monitoring industry and is comprised of Protection One, Inc., Borg-Warner Security, Response USA, Inc. and AlarmGuard Holdings Inc. The Peer Group Index weighs the constituent companies' stock performance on the basis of market capitalization measured on March 27, 1995. The stock price performance shown on the graph below is not necessarily indicative of future price performance.

                     COMPARISON OF CUMULATIVE TOTAL RETURN
        AMONG HOLMES PROTECTION GROUP, INC., CRSP TOTAL RETURN INDEX FOR THE NASDAQ STOCK MARKET (U.S. COMPANIES) AND A PEER GROUP INDEX
                                  (in dollars)

                                    [GRAPH]

CRSP Total Returns Index for:                            12/31/92     12/31/93     12/30/94     12/29/95     12/31/96     11/28/97
------------------------------------------------------  -----------  -----------  -----------  -----------  -----------  -----------
Holmes Protection Group, Inc.                                                                        72.3        246.8        314.9
Nasdaq Stock Market (US Companies)                            81.2         93.2         91.1        128.8        158.4        197.5
Self-Determined Peer Group                                   210.9        254.5        125.5        175.5        151.5        253.6

Companies in the Self-Determined Peer Group

ALARMGUARD HOLDINGS INC.                                  BORG WARNER SECURITY CORP.
PROTECTION ONE INC.                                       RESPONSE USA INC.

Notes:

A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.

B. The indexes are reweighted daily, using the market capitalization on the previous trading day.

C. If the monthly interval, based on the fiscal year-end, is not a trading day, the preceding trading day is used.

D. The index level for all series was set to $100.0 on 3/27/95.
------------------------
(1) The materials contained in this Information Statement and under the caption "Performance Graph" are not "soliciting material," are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Information Statement and irrespective of any general incorporation provision contained therein.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors and executive officers, and persons who beneficially own more than ten percent of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and persons who beneficially own more than ten percent of a registered class of the Company's equity securities are required by the regulations of the Securities and Exchange Commission to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended December 31, 1997, all
Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with.